As filed with the Securities and Exchange Commission on December 1, 2009

Registration No. 333-______

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C. 20549

## FORM S-8

## REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

**Hallador Petroleum Company**
(Exact Name of Registrant as Specified in its Charter)

| | |
|---|---|
| **Colorado** | **84-1014610** |
| (State or Other Jurisdiction of Incorporation or Organization) | (IRS Employer Identification No.) |

**1660 Lincoln St., Suite 2700**
**Denver, Colorado 80264-2701**
**(303) 839-5504**
(Address of Principal Executive Offices) (Zip Code)

**Hallador Petroleum Company 2009 Stock Bonus Plan**
(Full Title of the Plan)

**Victor P. Stabio**
**Chief Executive Officer**
**Hallador Petroleum Company**
**1660 Lincoln St., Suite 2700**
**Denver, Colorado 80264-2701**
**(303) 839-5504**
(Name, Address and Telephone Number of Agent for Service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☐ Smaller reporting company ☒
(Do not check if a smaller reporting company)

## CALCULATION OF REGISTRATION FEE

| Title of Securities to be Registered | Amount to be Registered | Proposed Maximum Offering Price Per Share(2) | Proposed Maximum Aggregate Offering Price(2) | Amount of Registration Fee(2) |
|---|---|---|---|---|
| Common Stock, $0.01 par value | 250,000(1) | $7.60 | $1,900,000 | $106.02 |

(1) Pursuant to Rule 416 of the Securities Act of 1933 (the “Securities Act”), there are also registered hereunder such indeterminate number of additional securities as may become available for issuance pursuant to the Company’s Executive Stock Bonus Plan as a result of the antidilution provisions contained therein.

(2) Calculated pursuant to Rules 457(c) and (h), based upon the average of the high and low sale prices of Common Stock share on November 24, 2009.

# PART I
## INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

**Item 1. Plan Information. \***

**Item 2. Registrant Information and Employee Plan Annual Information.** \*

\*      The documents containing the information specified in Part I will be sent or given by Hallador Petroleum Company (the "Company") to employees participating in the Hallador Petroleum Company 2009 Stock Bonus Plan as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (the "Securities Act").  Such documents need not be filed with the Securities and Exchange Commission (the "SEC") either as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act.  These documents, taken together with the documents incorporated by reference in this registration statement pursuant to Item 3 of Part II of this registration statement, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Upon written or oral request by a participating employee, the Company will provide, without charge, the documents incorporated by reference in Item 3 of Part II of this registration statement.  The Company will also provide, without charge, upon written or oral request, other documents required to be delivered to employees pursuant to Rule 428(b) under the Securities Act.  Requests for the above-mentioned information should be directed to Victor P. Stabio, Chief Executive Officer, at the address and telephone number provided on the cover of this registration statement.

# PART II
## INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

**Item 3. Incorporation of Documents by Reference.**

The following documents previously filed with the SEC by the Company are incorporated by reference in this registration statement:

(a)      The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(b)      The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009, and September 30, 2009.

(c)      The Company's Current Reports on Form 8-K filed on September 18, 2009 and October 6, 2009.

(d)      The form of the Company's restated articles of incorporation contained as Exhibits 3.1 and 3.2, and Exhibit 3.3, to the Company's Annual Report on Form 10-K for the fiscal years ended December 31, 1989 and December 31, 1990, respectively.
The form of the Company's bylaws contained as Exhibit 3.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

All documents subsequently filed with the SEC by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this registration statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this registration statement shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this registration statement, or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this registration statement, modifies or supersedes such prior statement.  Any statement contained in this registration statement shall be deemed to be modified or superseded to the extent that a statement contained in a subsequently filed document that is or is deemed to be incorporated by reference in this registration statement modifies or supersedes such prior statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

**Item 4. Description of Securities.**

**General**

The following is a summary of the rights of the Company's common stock and certain provisions of the Company's restated articles of incorporation and its bylaws.  For more detailed information, please see the Company's restated articles of incorporation and bylaws, which are incorporated by reference as described in Item 3 of this registration statement.

Our authorized capital stock consists of 110,000,000 shares of which 100,000,000 million are designated as common stock, par value $0.01, and 10,000,000 shares are designated as preferred stock, par value $0.10.  As of November 10, 2009, the Company had outstanding 27,758,023 shares of common stock and no shares of preferred stock.

**Common Stock**

The holders of the Company's common stock are entitled to one vote per share on all matters to be voted on by the shareholders.  Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor.  In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights.  There are no redemption or sinking fund provisions applicable to the common stock.

**Preferred Stock**

The Company's board of directors has the authority, without further action by our shareholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock (or the ability to issue preferred stock) could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of the Company's common stock or delaying, deterring or preventing a change in control. The issuance of preferred stock by the Company could have the effect of decreasing the market price of the common stock. The Company currently has no plans to issue any shares of preferred stock. There are no shares of preferred stock outstanding as of the date of this registration statement.

**Anti-Takeover Effects of Colorado Business Corporation Act and Our Restated Articles of Incorporation and Bylaws**

The Company's restated articles of incorporation and our bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of the Company. These provisions and certain provisions of the Colorado Business Corporation Act, or CBCA, which are summarized below, may discourage coercive takeover practices and inadequate takeover bids.

*Undesignated Preferred Stock.* As discussed above, the Company's board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of the Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

*Ability of Shareholders to Act by Written Consent or Call a Special Meeting.* The CBCA provides that, unless a corporation's articles of incorporation require that shareholder action be taken at a meeting, any action of the shareholders required or permitted under the CBCA can be taken without a meeting. Approval of an action by written consent of the shareholders requires either the consent of all of the shareholders entitled to vote, or if a corporation's articles of incorporation expressly provide for approval of actions by less than all of the shareholders, the consent of shareholders holding shares equal to at least the minimum number of votes that would be necessary to authorize or take an action at a meeting at which all of the shares entitled to vote on the action are present. A majority of the shares voting at a duly constituted shareholders meeting at which a quorum is present are required to approve an action unless the articles of incorporation of a corporation or the CBCA require a greater number of votes. Neither the Company's restated articles of incorporation nor its bylaws require that any action by the shareholders be taken at a meeting, and the Company's restated articles of incorporation provide that the affirmative vote of a majority of the shares that are present at a shareholders meeting at which a quorum is present, and that are entitled to vote on a matter, will be the act of the shareholders, except that the affirmative vote of the holders of a majority of all of the Company's outstanding capital stock entitled to vote is required to approve:

- amendments to the Company's articles of incorporation

- the Company lending money to, or guaranteeing the obligations of, any of the directors of the Company

- the sale, lease, exchange or other disposition of all or substantially all of the property and assets of the Company, with or without goodwill, not in the usual and regular course of business

- a plan of merger or consolidation

- a resolution submitted by the Company's board of directors to dissolve the Company

- a resolution submitted by the Company's board of directors to revoke voluntary dissolution proceedings

The Company's bylaws provide that the president of the Company must call a special meeting if shareholders holding at least one-tenth of the Company's outstanding shares of capital stock entitled to vote at the meeting request that a shareholders meeting be called.

*Changes in the Number of Directors*. The Company's restated articles of incorporation and its bylaws provide that the Company's board of directors may determine the number of directors that will serve on the Company's board of directors from time to time, provided that the number of directors will be not less than three and not more than fifteen. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of the Company.

*No Cumulative Voting*. Our restated articles of incorporation and bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a shareholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority shareholder may not be able to gain as many seats on our board of directors as the shareholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority shareholder to gain a seat on our board of directors to influence our board's decision regarding a takeover or otherwise.

*Amendment of Charter Provisions*. Under the CBCA and the Company's restated articles of incorporation, the amendment of the Company's restated articles of incorporation requires approval by holders of at least a majority of the outstanding shares of the Company's capital stock entitled to vote on the amendment, whether such action is taken by written consent or at a shareholders meeting. The CBCA provides that the shareholders may amend the bylaws of a corporation even though the bylaws may be amended by the board of directors, and reserves the power to make certain amendments to a corporation's bylaws, generally related to quorum and voting requirements, exclusively to its shareholders. The Company's bylaws provide that, subject to repeal or change by action of the shareholders, the Company's board of directors have the power to amend or repeal the bylaws and to adopt new bylaws. The shareholders of the Company may repeal, change or amend the Company's bylaws by either approval of holders of at least a majority of the outstanding shares of the Company's capital stock entitled to vote on the amendment if approval is by written consent, or by approval of at least a majority of the shares entitled to vote on the amendment that are present at a shareholders meeting at which a quorum is present, which, under the Company's restated articles of incorporation and its bylaws, requires that one-third of the outstanding shares of the Company that are entitled to vote be represented at the meeting in person or by proxy.

The provisions of the CBCA and the provisions of our restated articles of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, might also inhibit temporary fluctuations in the market price of the Company's common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in the Company's management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders might otherwise deem to be in their best interests.

### Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services. The transfer agent's address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (781) 575-2000.

### No Stock Exchange Listing

We are not listed on any stock exchange. Our common stock trades over-the-counter and is quoted on the OTC Bulletin Board under the symbol "HPCO.OB".

### Item 5. Interests of Named Experts and Counsel.

Not applicable.

### Item 6. Indemnification of Directors and Officers.

The Company's restated articles of incorporation, as amended, which we refer to herein as the "articles of incorporation," provides that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 7-5-114 of the Colorado Corporation Code (as repealed and amended by Section 7-108-403 of the CBCA), or (iv) for any transaction from which the director derived an improper personal benefit. If the CBCA is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the CBCA, as so amended.

The Company's articles of incorporation also provide that the Company may indemnify any person to the fullest extent allowed by the laws of Colorado. Section 7-109-102 of the CBCA provides that a corporation has the power to indemnify a director against amounts paid and expenses incurred in connection with a action, suit or proceeding to which he or she is a party or is threatened to be made a party by reason of such position, if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation in the case of a person's conduct in an official capacity with the corporation, or reasonably believed to be in the best interests of or not opposed to the best interests of the corporation in all other cases, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, will not, of itself, create a presumption that the director did not meet such standard of conduct. A corporation may not indemnify a director in the case of actions, suits or proceedings brought by or in the right of the corporation in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances, and then only to the extent of reasonable expenses incurred in connection with such action, suit or proceeding, including expenses incurred to obtain the court-ordered indemnification.

Section 7-109-107 of the CBCA provides that an officer of a corporation is entitled to mandatory and court-ordered indemnification as provided under the CBCA to the same extent as a director. Section 7-109-107 of the CBCA also allows a corporation to indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as to a director, and to a greater extent, if doing so would not be inconsistent with public policy and if the corporation's bylaws allow it to do so, the corporation is required to do so by contract, or the directors of the corporation take action to authorize the corporation to do so.

The Company's bylaws provide that it will indemnify and hold harmless to the fullest extent permitted by the CBCA (as it replaces the Colorado Corporations Code), as amended. any person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, referred to herein as a "Proceeding", by reason of the fact that he or she, or a person of whom he or she is the legal representative, was or is a director or officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against his or her expenses, liabilities and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement), reasonably incurred by him or her in connection with a Proceeding. Under the Company's bylaws, the indemnification provided by the Company shall continue as to any person who ceases to be a director, officer, employee or agent of the Company, and shall inure to the benefit of any such person's heirs, executors and administrators.

The rights to indemnification provided under the Company's bylaws include the right to payment of reasonable expenses incurred in defending any Proceeding in advance of the final disposition of the Proceeding, except that payments of expenses in advance of final disposition of a Proceeding to be made to an director or officer of the Company that incurred such expenses in such capacity, and not for any other capacity in which service was or is rendered by such person while a director or officer), will only be made upon:

(a) delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to indemnification,

(b) a written affirmation of such director's or officer's good faith believe that he or she conducted himself or herself in good faith with regard to the actions giving rise to the Proceedings, and

(c) a determination as required under the CBCA (as it replaces the Colorado Corporations Code) of whether the facts then known to those making the determination would not preclude advancement of such reasonable expenses.

The Company may also, to the extent authorized to do so by the Company's board of directors, indemnify employees or agents of the Company to the same scope and effect as the indemnification of directors and officers as described in the foregoing.

The Company will, unless ordered otherwise by a court, indemnify a person pursuant to the provisions of the Company's bylaws described above with respect to Proceedings that are initiated by such person to enforce rights to indemnification by the Company only if such Proceeding was authorized by the Company's board of directors, or if such Proceeding was brought by such person upon the Company failing to pay any claim for indemnification within sixty days after receipt of a written claim for indemnification and such claim is successful in whole or in part. The Company may assert as a defense against any claim by a person making a claim for indemnification that such person's conduct with respect to the matters giving rise to the Proceedings in question does not satisfy the relevant standard of conduct under the CBCA that would make it permissible for the Company to indemnify the claimant for the amount claimed.  The Company carries the burden of proving that the claimant's conduct with respect to the matters giving rise to the Proceedings for which such claimant seeks indemnification does not satisfy the standards of conduct under the CBCA.  Neither the failure of the Company to make a determination prior to the commencement of such Proceedings that indemnification is proper as the claimant has met the relevant standard of conduct under the CBCA, nor an actual determination by the Company, including the Company's board of directors, shareholders or independent legal counsel, that the claimant has not met the relevant standard of conduct under the CBCA, will be a defense to an action by a claimant for indemnification or create a presumption that the claimant has not met the applicable standard of conduct.

The rights to indemnification and to payment of expenses in advance of the final disposition of a Proceeding that are provided by the Company's bylaws are not deemed to be exclusive of any other right to which a person seeking indemnification or advancement of expenses may be entitled or may become entitled to under any law, the Company's articles of incorporation, bylaws, agreement, vote of stockholders or approval by the Company's directors who are not parties to a Proceeding, or otherwise.

The Company's bylaws provide that it may purchase and maintain insurance on behalf of itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise, against any expenses, liabilities or loss, whether or not the Company would have the power to indemnify such person against such expenses, liabilities or loss under the CBCA (as it replaces the Colorado Corporations Code).

**Item 7. Exemption from Registration Claimed.**

Not applicable.

**Item 8. Exhibits.**

| Exhibit No. | Description |
|---|---|
| 3.1 | Form of the Company's Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1989) |
| 3.2 | Form of Amendment to the Company's Restated Articles of Incorporation (incorporated by reference to Exhibit 3.2 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1989) |
| 3.3 | Form of Amendment to the Company's Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990) |
| 3.4 | Form of Bylaws of the Company (incorporated by reference to Exhibit 3.4 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993) |
| 5.1 | Opinion of Ducker, Montgomery, Aronstein & Bess PC |
| 23.1 | Consent of Ducker, Montgomery, Aronstein & Bess PC (included in Exhibit 5.-1) |
| 23.2 | Consent of Ehrhardt Keefe Steiner & Hoffman PC |
| 24.1 | Power of Attorney (included on the signature pages hereto) |
| 99.1 | 2009 Stock Bonus Plan |

**Item 9. Undertakings.**

(a) The undersigned registrant hereby undertakes:

 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on December 1, 2009.

Hallador Petroleum Company

By:     /s/ Victor P. Stabio
          Victor P. Stabio
          Chief Executive Officer

## POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Victor P. Stabio the individual's true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for the person and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, new registration statements pursuant to General Instruction E of Form S-8 pertaining to the registration of additional securities and amendments thereto, and to file the same and any and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Brent K. Bilsland<br>Brent K. Bilsland | Director and President | December 1, 2009 |
| /s/ W. Anderson Bishop<br>W. Anderson Bishop | Chief Financial Officer | December 1, 2009 |
| /s/ David Hardie<br>David Hardie | Director | December 1, 2009 |
| /s/ Bryan Lawrence<br>Bryan Lawrence | Director | December 1, 2009 |
| /s/ Sheldon B. Lubar<br>Sheldon B. Lubar | Director | December 1, 2009 |
| /s/ Victor P. Stabio<br>Victor P. Stabio | Director and Chief Executive Officer | December 1, 2009 |
| /s/ John Van Heuvelen<br>John Van Heuvelen | Director | December 1, 2009 |

**Exhibit Index**

| Exhibit No. | Description |
|---|---|
| 3.1 | Form of the Company's Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1989) |
| 3.2 | Form of Amendment to the Company's Restated Articles of Incorporation (incorporated by reference to Exhibit 3.2 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1989) |
| 3.3 | Form of Amendment to the Company's Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990) |
| 3.4 | Form of Bylaws of the Company (incorporated by reference to Exhibit 3.4 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993) |
| 5.1 | Opinion of Ducker, Montgomery, Aronstein & Bess PC |
| 23.1 | Consent of Ducker, Montgomery, Aronstein & Bess PC (included in Exhibit 5.1) |
| 23.2 | Consent of Ehrhardt Keefe Steiner & Hoffman PC |
| 24.1 | Power of Attorney (included on the signature pages hereto) |
| 99.1 | 2009 Stock Bonus Plan |